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                                                                      EXHIBIT 27


              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


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HOWARD LASKER, on behalf of             :
himself and all others similarly        :
situated,                               :
                                        :      Civil Action No.  14659
                      Plaintiff,        :
                                        :
                                        :      CLASS ACTION COMPLAINT
            -against-                   :      ----------------------
                                        :
CBI INDUSTRIES, INC. E. HUBERT          :
CLARK. JR., JOHN T. HORTON,             :
STEPHANIE PACE MARSHALL, GEORGE L.      :
SCHUEPPERT, ROBERT T. STEWART,          :
ROBERT J. DANIELS, JOHN E. JONES        :
EDWARD J. MOONEY, JR., ROBERT G.        :
WALLACE, LEWIS E. AKIN, WILEY N.        :
CALDWELL, ROBERT J. DAY, GARY E.        :
MACDOUGAL, and JOHN F. RIORDAN,         :
                                        :
                          Defendants    :
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         Plaintiff, by his undersigned attorneys, for his complaint against defendants (the "Complaint"), alleges the following upon information and belief, except as to Paragraph 2 hereof, which is alleged upon personal knowledge:

         1. This is a shareholder's class action lawsuit on behalf of the public shareholders of defendant CBI Industries, Inc. ("CBI" or the "Company") These shareholders are currently being deprived of the opportunity to realize the full benefits of their investment in CBI. Among other things, the director-defendants have failed and refused and continue to refuse adequately to consider a premium offer to acquire control of CBI by Praxair Inc. ("Praxair"). The director-defendants are


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utilizing their fiduciary positions of control over CBI to thwart Praxair and others in their legitimate attempts to acquire CBI, and the director-defendants are trying to entrench themselves in their positions with the Company.

         2. Plaintiff, Howard Lasker, is the owner of CBI common stock and has owned such stock at all relevant times.

         3. Defendant CBI is a Delaware corporation with its principal executive offices located at 800 Jorie Boulevard, Oak Brook, Illinois 60521-2268. CBI is a holding company comprised of Liquid Carbonic Industries Corporation, the world's largest supplier of commercial carbon dioxide and a major producer of other gas products; CBI's Contracting Services, which includes the Chicago Bridge & Iron Company, a major construction and engineering firm; and CBI Investments, Inc., which is the parent company for an operating business in the shipment, storage and marketing of hydrocarbon products in the Western Hemisphere.

         4. The following individual defendants (the "director-defendants") constitute the entire board of directors of CBI: E. Hubert Clark, Jr., John T. Horton, Stephanie Pace Marshall, George L. Schueppert, Robert T. Stewart, Robert
J. Daniels, John E. Jones, Edward J. Mooney, Jr., Robert G. Wallace, Lewis E. Akin, Wiley N. Caldwell, Robert J. Day, Gary E. Macdougal and John F. Riordan (the "Board"). Director-defendant Jones also serves as the Company's Chairman of the Board, President and Chief Executive Officer; defendant Akin also serves as Executive Vice President; defendant Daniels also serves as Executive Vice President; and defendant Schueppert also serves as


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Executive Vice President and Chief Financial Officer. All director-defendants receive substantial financial compensation as well as enjoying the perquisites of office.

         5. By virtue of their positions as directors and/or officers of CBI and their exercise of control over the business and corporate affairs of CBI, the director-defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause CBI to engage in the practices complained of herein. The director-defendants owed and owe CBI and its stockholders fiduciary obligations and were and are required to: use their powers to control and manage CBI in a fair, just and equitable manner; act in furtherance of the best interests of CBI and its stockholders to maximize stockholder value; govern CBI in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and refrain from advancing their own interests at the expense of CBI and its stockholders.

         6. By virtue of the acts and conduct alleged herein, the director-defendants, who control the actions of CBI, are breaching their fiduciary duties to the public shareholders of the Company.

                            CLASS ACTION ALLEGATIONS

         7. Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery and on behalf of all common stockholders of CBI (except


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defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors-in-interest, who are being specially injured and deprived of the opportunity to maximize the value of their CBI shares by the wrongful acts of the director-defendants described herein (the "Class").

         8. This action is properly maintainable as a class action for the following reasons:

              (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of May 11, 1995, there were in excess of 35 million shares of CBI common stock outstanding, held by hundreds, or thousands of shareholders scattered throughout the United States.

              (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:

                   i) whether the director-defendants are unlawfully impeding a potential acquisition of CBI to the detriment of the shareholders of the Company, and have breached their fiduciary obligations to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize value for CBI's public shareholders by adopting strategies, policies, and plans designed to thwart offers for CBI and entrench defendants in their positions of control and failing to act with complete candor;


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                   ii)  whether the director-defendants have engaged and are
continuing to engage in an unlawful plan and scheme to perpetuate their control over and enjoyment of the perquisites of office at the expense of CBI's public shareholders;

                   iii) whether the director-defendants have breached the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

                   iv) whether plaintiff and the other members of the Class are being or will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

              (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

              (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

              (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.


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              (f)  Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         9. The director-defendants, by virtue of the acts and conduct alleged herein, are carrying out, in gross disregard of their fiduciary duties to plaintiff and the other members of the Class, a preconceived plan and scheme to entrench themselves in office to thwart the offer of Praxair to acquire CBI, regardless of the benefit to the public shareholders of CBI.

         10. On or about October 29, 1995, Praxair announced its bid to acquire CBI. The Praxair offer will pay $32 per share, or about $1.5 billion, a nearly 60% premium over the October 27, 1995 closing price for CBI, demonstrating Praxair's good faith. Praxair, which is based in Danbury, Connecticut, is the leading producer of industrial gases such as oxygen, hydrogen and helium and last year earned $203 million on sales of $2.7 billion. Praxair is, therefore, fully capable of financing and consummating the acquisition of CBI.

         11. Praxair stated it would pay in stock or cash in a friendly deal, but if the Board rejects the offer it might buy the shares directly in the open market.

         12. Earlier this year Airgas Inc. attempted to buy CBI's crown-jewel Liquid Carbonics unit through an unsolicited


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bid for that division.  The Board rejected the $680 million bid and Airgas Inc. withdrew its offer.

         13. As reported in The Wall Street Journal on October 30, 1995, Praxair Chairman H. William Lichtenberger stated in an interview that he attempted discussions with defendant-director Jones for six months, most recently on October 20. Lichtenberger said Jones terminated the discussions.

         14. As a result, in a letter delivered on Friday, October 27, 1995, Praxair forwarded to defendant-director Jones a formal written offer stating that "the best way to proceed is for Praxair to submit a specific proposal to your Board of Directors for its formal consideration."

         15. In response to the announcement of the Praxair offer, the price of CBI common stock immediately jumped $10.75 per share to $30.875 per share in intra-day trading.

         16. CBI has in place a shareholder rights plan or "poison pill" (the "Rights Plan"). The Rights Plan is designed to make an unfriendly takeover of CBI prohibitively expensive and it, therefore, can be used to thwart legitimate third-party offers for CBI.

         17. The director-defendants have taken no action in response to the Praxair offer and thus far have been content to remain behind the protection of the preexisting Rights Plan. To act consistent with their fiduciary duties, the director-defendants should evaluate all available alternatives, including negotiating with Praxair, which they have failed to do.


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         18. The Company's Rights Plan is designed to inflict a substantial financial penalty on any person who "swallows the pill" and engages in any transaction without first receiving the approval of CBI's management and directors.

         19. By adopting the Rights Plan, the Company's directors caused a fundamental shift of power from its shareholders to themselves. The Rights Plan permits the director-defendants to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers through their power to redeem or to refuse to redeem the rights.

         20. This fundamental shift of control of the Company's destiny from the bands of its shareholders to the hands of the director-defendants results in a heightened fiduciary duty of the director-defendants to consider, in good faith, a third-party bid, and further requires the director-defendants to pursue a third-party's interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

         21. Rather than moving with dispatch to secure a definitive agreement with Praxair or to negotiate for a superior price or engage in an auction or market check designed to secure maximum value for the shareholders, defendants have instead indefinitely delayed making any response and have failed to state that they will not seek to frustrate or defeat the outside premium bid and have failed to declare their willingness to deactivate takeover defenses designed to and which will frustrate


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any acquisition proposal that the Board has neither solicited or approved.

         22. The preliminary and permanent injunctive relief requested herein is therefore necessary to prevent the Company's stockholders from suffering irreparable injury as a result of the director-defendants' intransigence. There is no adequate remedy at law for the following injuries with which CBI's shareholders are currently threatened:

              (a) CBI's stockholders may be deprived of any opportunity to receive the benefits of Praxair's premium offer;

              (b) CBI's stockholders may be deprived of the opportunity to choose for themselves whether to receive the benefits of Praxair's offer or to remain stockholders of an independent CBI; and

              (c) CBI's stockholders will be deprived of the opportunity to receive the maximum value possible for their CBI stock as a result of the director-defendants' refusal to negotiate with Praxair or seek alternatives in order to maximize short-term and long-term value.

         23. The director-defendants owe fundamental fiduciary obligations to the Company's shareholders to take all necessary and appropriate steps to maximize the value of CBI common stock. In addition, the director-defendants are obligated to act independently so that the interests of CBI public stockholders will be protected, to consider seriously all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the


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highest value available to CBI shareholders is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, ensure that all such conflicts are resolved in the best interests of the Company's public stockholders.

         24. CBI represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial control premium now being offered and which further exposure of the Company to the market could provide.

         25. The director-defendants have refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of CBI stock. Defendants have refused to consider seriously the Praxair offer and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.

         26. By virtue of the acts and conduct alleged herein, the director-defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of CBI and thereby entrench themselves in their offices and positions within the Company. The director-defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business


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judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

         27. As the directors of a corporation faced with a bona fide offer for the sale of control of the corporation, the director-defendants have a duty to act on an informed basis to secure the best value reasonably available to CBI's public stockholders and their conduct in that regard is subject to enhanced scrutiny.

         28. As a result of the acts and conduct described above, the director-defendants are not fully informing themselves, are not acting in good faith and have deliberately and/or recklessly breached their fiduciary and other common law duties which they owe to plaintiff and the other members of the Class, have engaged in unfair dealing for their own benefit and to the detriment of the Class, and have pursued a course of conduct designed to prevent an acquisition of the Company.

         29. To the extent that the conduct of the director-defendants is based upon what they perceive to be a threat that Praxair or any other third party will acquire control over CBI, the director-defendants have a heightened fiduciary duty to act in the best interest of the Company's public stockholders and to act reasonably with regard to any perceived threat. They have recklessly and in bad faith violated such duties.

         30. By reason of the foregoing, the director-defendants have violated their fiduciary duties to plaintiff and the Class by failing to ensure that the defensive tactics they


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utilize are reasonable under the circumstances and are not contrary to the interests of the public shareholders.

         31. As a result of the actions of the director-defendants, plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of CBI's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of CBI common stock. Defendants are unlawfully manipulating the corporate machinery of CBI for their own benefit.

         32. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value and not adopt or employ draconian anti-takeover measures.

         33. Only through the exercise of this Court's equitable powers can plaintiff and class members be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

         34. Unless enjoined by the Court, defendants will continue to breach the fiduciary duties they owe to plaintiff and the members of the Class, and/or to aid and abet and participate in such breaches of duty, and will continue to entrench themselves in office, all to the irreparable harm of plaintiff


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and the other members of the Class, and in defiance of the wishes of CBI shareholders.

         35.  Plaintiff and the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

              (a) Declaring this to be a proper class action and certifying plaintiff as the class representative;

              (b) Ordering the director-defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                   i) cooperate fully with any entity or person, including Praxair, having a bona fide interest in proposing any transaction which would maximize shareholder value, including but not limited to, a buy-out or takeover of the Company;

                   ii) immediately undertake an appropriate evaluation of CBI's worth as a merger or acquisition candidate;

                   iii) take all appropriate steps necessary to enhance the Company's value and attractiveness as a merger/acquisition candidate;

                   iv) take all appropriate steps necessary to effectively expose CBI to the marketplace in an effort to create an active auction for control of the Company;

                   v) act independently so that the interests of the Company's public shareholders will be protected; and

                   vi) adequately ensure that no conflicts of interest exist between the director-defendants' own interests and


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their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of CBI;

              (c) Declaring that the director-defendants and each of them have violated their fiduciary duties to the Class;

              (d) Enjoining defendants from erecting any unlawful barriers to the acquisition of the Company by any third party which would make CBI less attractive as an acquisition candidate;

              (e) Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

              (f) Ordering the director-defendants to take steps to facilitate a premium acquisition by utilizing the Rights Plan exclusively in a manner designed to maximize shareholder value;

              (g) Ordering the director-defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

              (h) Alternatively, awarding plaintiff and the Class compensatory damages;

              (i) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and


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              (j) Granting such other and further relief as may be just and proper.

Dated: October 30, 1995


                                   ROSENTHAL, MONHAIT, GROSS
                                     & GODDESS, P.A.



                                   By:  /s/  Joseph A. Rosenthal
                                      ------------------------------
                                   Joseph A. Rosenthal
                                   First Federal Plaza
                                   Suite 214
                                   Wilmington, Delaware 19801
                                   (302) 656-4433
                                   Attorneys for Plaintiff

OF COUNSEL:

David J. Bershad
Steven G. Schulman
Lori G. Feldman
MILBERG WEISS BERSHAD HYNES
   & LERACH
One Pennsylvania Plaza
New York, New York  10119
(212) 594-5300

STULL STULL & BRODY
Jules Brody
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph Weiss
319 Fifth Avenue
New York, New York 10016
(212) 532-4171


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